TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

THE COMPANY

1. Name of issuer: TV Channels Network Inc

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name **Darryl Payne**

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Responsibilities: Management - TV Channels Network, Inc. - Aug 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Responsibilities: Management - TV Channels Network, Inc. - Aug 2022 - Present CEO, Responsibilities: Management - StreamNet, Inc. - Feb 1976 - Oct 2022

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name Darryl Payne

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Responsibilities: Management - TV Channels Network, Inc. - Aug 2022 - Present CEO, Responsibilities: Management - StreamNet, Inc. - Feb 1976 - Oct 2022

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Percentage Owned Prior to Offering
Darryl Payne	92.9%

.
BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

TV Channels Network Inc is a Nevada-based entertainment and technology company. Our primary business is to provide entertainment streaming services. We are currently prepared to become a major content provider. TV Channels Network streaming services is now live and available to subscribers. TVCN has acquired and secured an array of movie titles. New movie titles will be added weekly to our service for subscribers.

The Company plan is to acquire many additional rights for ownership including:

- Movie and Film Libraries
- Direct Response TV Advertising
- Live Events & Pay Per Specials
- Sports, Boxing, Wrestling, MMA,
- New Releases of Urban & Dance Music
- Fast Channels & TV Show Rights

The streaming subscription business model can be extremely profitable. Operating over the internet and through cable providers the opportunity for exponential growth is exceptional. One of the most important aspects of this model and mode of operation is the dramatic increase of margin as the Company attracts additional subscribers.

The cost of securing a significant portion of the content is relatively static, that is once the content is owned or under license the cost remains the same, regardless of the number of subscribers. Owned or licensed content costs approximately the same to deliver to millions of subscribers as it is for just a few subscribers.

Other content, primarily premium channels, is secured at a fixed rate per subscriber. The Company pays the premium content provider a portion of the subscription price that the consumer pays the Company. This allows the Company to scale operations and increase subscriptions without encumbering the Company with pre-revenue expenses for premium content.

The Company has an aggressive plan to attract many subscribers within the first 12 months of operations.

Background

CEO Darryl Payne has dedicated 6 decades to producing and developing entertainment content. Darryl Payne's career started in 1975 producing music. Darryl has produced over 5,000 releases, including five different artists on the Billboard Charts simultaneously. Darryl has released music with Warner Brothers, Sony/BMG, EMI, Epic, Jive, Virgin & Arista. Various Gold Records that were produced by Darryl Payne are displayed in his office.

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

Darryl Payne also created the Legends of Classic Soul pay-per-view streaming service, featuring many iconic soul legends including the Temptations, The Whispers, The Four Tops, The Dells, The Dramatics, The Manhattans, and dozens more. 52 concerts were recorded as part of this series.

Mr. Payne is very well positioned in the online streaming industry to launch and operate a successful subscriber-based streaming service. Mr. Payne currently owns or has licensed hundreds of movies and events that will be assigned or licensed to TV Channels Network. Besides considerable content already under his control, he has direct access to all relevant content necessary to provide desired content to subscribers. Numerous agreements are in place for licensing of mainline content such as Netflix, ESPN, and HBO as well as specialty shows and events.

Business

The Company, TV Channels Network has signed agreements securing the rights to 300 National Live TV Channels including every major TV network. ESPN, Disney, NBC, ABC, FOX, CNN, CBS, HBO, STARZ, SHOWTIME, and TNT are some of the channels viewers will have access to.

TV Channels Network has signed a new agreement for an additional 50 live TV channels and 40,000 Video on Demand titles. TV Channels Network are partners in World Class Pro Wrestling. Home - Get it Now (worldclassprowrestling.tv). Besides around 90 full live wrestling shows from this amazing wrestling company. Many live wrestling events will be scheduled for 2023. Various current and former WWE & AWE wrestlers are with World Class Pro Wrestling.

We intend to become the first streaming service to offer over 100 video concert channels. Netflix, Hulu, Amazon Prime, nor any other current streaming service offer live video concert channels.

Live concerts by Sting, Meatloaf, Lenny Kravitz, Smashing Pumpkins, Metallica, Busta Rhymes, Tribe Called Quest, The Fugees, and around 140 other artists will be made available for viewing over time. "The Legends of Classic Soul Concert series" featuring The Four Tops, The Ch-Lites, The Manhattans, Dennis Edwards Temptations Review, The Whispers, and many more can be viewed.

StreamWorld Entertainment Inc. is a music label owned by TV Channels Network Inc. StreamWorld Entertainment currently has around 7 recording artists signed to the music label. Sirius Radio has added some of our artist music to their playlist. 4K & 5K music videos were recorded on all the artists signed to our company. The Company will continue to expand its music and concert portfolio. The goal is to create as many company brands as possible under our company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Streaming entertainment.	A diversified entertainment business including already secured quality live concert titles.	Local venues and online subscription customers.

TV Channels Network Inc. is a Nevada based music and entertainment technology company whose primary business is providing Streaming services to subscribers. Utilizing proceeds of the Offering we intend to offer 100 Live Linear Concert Channels, Video on Demand, and various Live TV Channels as an AVOD/TVOD Service. TV Channels Network Inc. is preparing to become an entertainment content provider. Our goal is to create a conglomerate in many facets. Being a diversified entertainment business with multiple sources of income should allow us to earn positive returns. Moreover, TVCN, having already secured quality live concert titles, has a solid base for future profits to the benefit of our partners and investors. The primary distribution method is consumer subscriptions for streaming content.

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

Competition

The Company's primary competitors are Numerous streaming services are available to the public. Some of the more notable are Hulu, Apple TV, Netflix, Youtube as well as local and regional providers. .

Streaming media content is a highly competitive business in the U.S. and worldwide. Our channels and content and websites generally compete for advertising revenue with other streaming and broadcast providers both for subscription revenue and advertising revenue. Our business also competes for their target audiences with all forms of programming and other media provided to viewers, including broadcast networks, local over-the-air television stations, competitors' pay and basic cable television networks, pay-per-view and video-on-demand services, streaming services, online activities and other forms of news, information and entertainment.

Supply Chain and Customer Base

To offer our video services, we license a substantial portion of our programming from, production houses, online content producers as well as from independent sources. We attempt to secure long-term programming distribution agreements with our content providers. We also license individual programs or packages of programs from programming suppliers. With a full roll out we will provide over 300 National TV Channels and Networks including ESPN, DISNEY, CBS, ABC, FOX, HBO, SHOWTIME, DISCOVERY, NBC. TV Channels Network apps will be available on Roku, Samsung, Apple TV, Android, and many additional app devices once we go live with 300 plus TV channels. We signed TV content agreements to secure over 300 Live National TV Channels. TV Channels Network headquarters is located in Las Vegas, NV. We also have a recording studio and a video editing suite inside our offices.

Our customers are individual consumers of our content as well as advertisers eager to connect with such consumers.

Intellectual Property

The Company is dependent on the licensing of intellectual property for content on its platform.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's services are delivered over the internet to all states and countries where delivery of the service is legal.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Nevada on August 12, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products or service that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our streaming service.

We rely on other companies to provide content and subsystems to deliver our content to our customers.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon content or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in service. Such interruptions could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a distributor of streaming content, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us content at favorable prices. Many factors outside our control could adversely affect our vendors' ability to deliver to us quality content at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the content. Vendor consolidation could also limit the number of suppliers from which we may purchase content and could materially affect the prices we pay for the content.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights in order to operate our business.
As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding intellectual property would most likely regard ownership or license terms of media content. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to lose rights to certain content.

OFFERING STATEMENT

	2,000 Shares of Common Stock at $5 per Share		
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any key personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and in remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business

FP: truCrowd

TV CHANNELS NETWORK

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Changes in government regulation could adversely impact our business.
The cable, media, television, internet and entertainment industries are subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our streaming services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our services are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Risks Related to the Securities

The Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Common Stock. Because the Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non- United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Common Stock may also adversely affect the price that you might be able to obtain for the Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 92.9% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares.

Management has broad discretion as to the use of proceeds.
The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business.
In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

THE OFFERING

9. What is the purpose of this offering?

    The purpose of the offering is primarily to raise capital for direct marketing to attract subscribers, R&D for platform improvements and development, and the intent to take the company public in 2023.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$5,000,000.00**
Less: Portal Success Fee of 8%	$800.00	$400,000.00
Net Proceeds	**$9,200.00**	**$4,600,000.00**
Use of Net Proceeds		
Campaign marketing expenses or related reimbursement	$0.00	$40,000.00
Estimated Attorney Fees	$1,000.00	$100,000.00
Estimated Accountant/Auditor Fees	$1,000.00	$10,000.00
General Marketing	$1,000.00	$2,150,000.00
Research and Development	$1,000.00	$1,200,000.00
Equipment Purchases	$0.00	$250,000.00
Future Wages	$0.00	$500,000.00
General Operating Capital	$5,200.00	$350,000.00
Total Use of Net Proceeds	**$9,200.00**	**$4,600,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Primary immediate and ongoing expenses are primarily for licensing of content and costs of distributing content to subscribers.

The Company has discretion to alter the use of proceeds as set forth above under the following circumstances: At the issuer's discretion, we may amend or deviate from the above use of proceeds in response to unforeseen developments, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, any unforeseen act of government or nature that might arise.

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Common stock, $5 per share, 1 vote per share

14. Do the securities offered have voting rights? ☑ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;

FP: truCrowd

TV Channels Network

TV Channels Network Inc
7582 Las Vegas Blvd South, Las
Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term “member of the family of the purchaser or the equivalent” includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer’s Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Type of security	Common Stock
Amount outstanding	32,310,520
Voting Rights	1 vote per share
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Based on the Offering price of the Securities and current number of outstanding Securities, the pre-Offering value ascribed to the Company based on a market capitalization calculation is $161,552,600.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

Additional issuances of securities:
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

Issuer repurchases of securities:
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

TV Channels Network Inc
7582 Las Vegas Blvd South, Las
Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

A sale of the issuer or of assets of the issuer:

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Transactions with related parties:

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25.   What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
2022-11-02	Rule 506(b)	Common Stock	$0	Not applicable

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

Proposed Transactions

Description	Total $ involved	Related Person Involved	Related person's relationship to the Issuer	Related Person's Benefits or Compensation from the transaction/ agreement	Issuer's Benefits or Compensation from the transaction/ agreement	Any additional material information regarding this transaction/ agreement
Licensing or purchase of entertainment content.	$0.00	Darryl Payne	CEO, majority shareholder	To be determined	Use of content	None
Use of content currently owned by Darryl Payne	$0.00	Darryl Payne	CEO, majority shareholder	To be determined	Use of content	None

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Operations

We are a pre-revenue company and our primary expenses are nominal. The company will not experience any significant expenses until operations commence. Current facilities and most other operational expenses, including payroll, are currently supported by related businesses owned by CEO, Darryl Payne. The Company has no "cash burn" or accrued liabilities.

The Company intends to achieve profitability in the next 12 months by securing a sufficient number of subscribers to our streaming service. The subscription business model for streaming services is very profitable with a relatively static cost of content regardless of the number of subscribers. With a nominal increase in cost of delivery per subscriber there is significant increasing marginal returns. In general terms the costs of delivering content to just a few subscribers are essentially the same as delivering to millions of subscribers.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have limited in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company may purchase additional video and audio equipment as well as other equipment that may be required to support the delivery of its streaming services to its subscribers.

CEO Darryl Payne currently owns individually or through wholly owned companies a large library of video-based content including concert footage, T.V. shows, movies and other rights and licenses to content. A considerable portion of this will be assigned or licensed to the Company under terms not yet determined.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are included below.

TV Channels Network Inc
7582 Las Vegas Blvd South, Las
Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

TV CHANNELS NETWORK INC.
FINANCIAL STATEMENTS
As of December 31, 2022

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**



TV Channels Network Inc.

Financial Statements

As of December 31, 2022

Index to Audited Financial Statements



TV Channels Network Inc
7582 Las Vegas Blvd South, Las
Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**



INDEPENDENT AUDITORS' REPORT

May 03, 2023

The Board of Directors

TV Channels Network Inc.

7582 Las Vegas Blvd South

Las Vegas, Nevada 89123

REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying balance sheets of TV Channels Network Inc. as of December 31, 2022 and the related statements of operations, changes in owner's equity and cash flows for the years then ended and the notes for those statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on the audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amountsand disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of thefinancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

3

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400



AUDITOR'S RESPONSIBILITY (CONTINUED)

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for my audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TV Channels Network Inc. as of December 31, 2022, and the results of operations, changes in owner's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
May 3, 2023

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

4

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

TV Channels Network Inc.

Balance Sheet Statement

As of December 31, 2022

ASSETS	2022
Bank Account	78
Total Current Assets	**78**
Software (Under Development)	500
Total Non-Current Assets	**500**
TOTAL ASSETS	**578**
LIABILITIES AND EQUITY	
Current Liabilities	-
Non-current Liabilities	-
Total Liabilities	**-**
Equity	
Shareholders Contribution	1,100
Retained Earnings	(522)
TOTAL LIABILITIES AND EQUITY	**578**

5

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

TV Channels Network Inc.

Income Statement

As of December 31, 2022

	2022
Revenues	
Total Revenues	-
Less Operating Expenses	
General and Administrative	(459)
Legal Fees	(63)
Total Operating Expenses	**(522)**
Net Income (Loss)	**(522)**

6

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

TV Channels Network Inc.

Statement of Changes in Equity

As of December 31, 2022

	Common Shares	Additional Paid In Capital	Earnings	Equity Balance
Equity Opening Balance as of August 1, 2022	-	-	-	-
Issued shares (32,028,000) as of December 31, 2022	-	1,100	-	1,100
Net Profit as of December 31, 2022	-	-	(522)	578
Equity Ending Balance as of December 31, 2022	-	1,100	(522)	578

7

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

TV Channels Network Inc.

Statement of Cash Flow

As of December 31, 2022

OPERATING ACTIVITIES	2022
Net Income (Loss)	(522)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	
Net Cash used for Operating Activities	**(522)**
Cash Used for Investing Activities	
Software (Under Development)	(500)
Net Cash Provided by Investing Activities	**(500)**
Cash provided by Financing Activities	
Additional Paid In Capital	1,100
Net Cash Provided by Financing Activities	**1,100**
NET CASH INCREASE (DECREASE) FOR PERIOD	**78**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**78**

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

TV Channels Network Inc.

Notes to the Financial Statements

As of December 31, 2022

1. DESCRIPTION OF THE BUSINESS

TV Channels Network Inc. (The company) was established in August 2022 in Nevada.

TV Channels Network basic service is FREE. Users can sign up now to watch various movies. Agreements are currently signed to offer subscribers 350 National Live TV Cable Channels and around 40,000 movie titles once funding is completed. Live TV Channels will be offered as an up-sell to users. Top-tier films from major studios will be available on the platform once funding needs are met. Plus, TV Channels Network intends to become the first streaming service to offer subscribers 100 Video Music Concert Channels. The Video on Demand Pay Per View side of the streaming platform is already built out. The Legends of Classic Soul concerts will be available as Pay Per View events. The Legends of Classic Soul features concerts by The Four Tops, The Chi-Lites, The Dramatics, The Whispers, The Dells, The Manhattans, Harold Melvin's Blue Notes, The Main Ingredient featuring Cuba Gooding, The Temptations Review featuring Dennis Edwards, and many more additional R&B groups.

TV Channels Network intends to feature many rock and rap legends from PBS On Tour Concert series. On Tour recorded an unprecedented historic 151 artists live in concert in 1997 on video. Full length concerts were recorded on Sting, Meatloaf, Ozzy Osbourne, Lenny Kravitz, Busta Rhymes, Lou Reed, The Cure, Devo, Hot Tuna, Dennis Brown, Bad Religion, Joan Osborne, Goo Goo Dolls, Bruce Hornsby, Indigo Girls, Smashing Pumpkins, No Doubt, Common Sense, Vic Chestnutt, White Zombie, Big Mountain, A Tribe Called Quest, Tears For Fears, The Fugees and Cypress Hill are some of the many artists in this legendary concert series. TV Channels Network's goal is to enter new current revenue sharing agreements with every artist in this series once funding is completed.

TV Channels Network helps fund and is a partner of World Class Pro Wrestling. World Class Pro Wrestling promotes live monthly events which sometimes features various former and current WWE & AWE wrestlers. Subscribers have full access to watch all the exciting wrestling action right now on TV Channels Network - TV Channels Network

TV Channels Network plans to compete with Amazon Prime Video, Apple's Streaming Service, Disney+, HBO Max, Hulu, Peacock, Paramount Plus, Discovery, Netflix, YouTube, and others on the AVOD/TVOD (Streaming Video on Demand) market. In addition, the company intends to offer more affordable subscription prices. Access to Pay Per View Live Concert Events will be the first of its kind. TV Channels Network custom apps will be available on many devices.

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las
Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

TV Channels Network Inc.

Notes to the Financial Statements (Continued)

As of December 31, 2022

TVCN service will include Dynamic Ad Insertion. This will allow our company to generate revenue by inserting ads into live linear programming and video on demand content. The plan is to gain viewers with various marketing and social media campaigns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Equity

The Company is authorized to issue 800 Million of common shares with no par value, and any amount paid is considered as Additional Paid In Capital. As of December 31, 2022, the company had issued 32 million shares.

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las
Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

TV Channels Network Inc.

Notes to the Financial Statements (Continued)

As of December 31, 2022

2.4. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated accounts.

2.5. Software (Under development)

The Company is developing a website that manages the library of the movies and the customer subscriptions, any amount paid toward the development of the website is capitalized. More details can be found at https://tvchannelsnetwork.com/.

FP: truCrowd

TV Channels Network Inc
7582 Las Vegas Blvd South, Las Vegas, NV 89123

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**1,000,000**	**$5,000,000**	**$984,400**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
(C) engaging in savings association or credit union activities? ☐ Yes ☑ No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the issuer's website at: https://tvchannelsnetwork.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

OFFERING STATEMENT

2,000 Shares of Common Stock at $5 per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	1,000,000	$5,000,000	$984,400

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days